EXHIBIT 11-16

DTE ENERGY COMPANY

BASIC AND DILUTED EARNINGS PER SHARE
OF COMMON STOCK

	Three
	Months	Six Months
	Ended	Ended
	June 30, 1999	June 30, 1999

	(Thousands, except per share
	amounts)

BASIC:

Net income	$109,943	$225,085

Weighted average number of common shares outstanding(a)	145,045	145,051

Earnings per share of common stock based on weighted average number of shares outstanding	$0.76	$1.55

DILUTED:

Net income	$109,943	$225,085

Weighted average number of common shares outstanding(a)	145,045	145,051

Incremental shares from assumed exercise of options	120	117

	145,165	145,168

Earnings per share of common stock assuming exercise of options	$0.76	$1.55

(a)	Based on a daily average.